 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

NOVAMEX ENERGY INC.

(Name of Issuer)

Series A Preferred Stock, par value $0.001

Common Stock, par value $0.001

(Title of Class of Securities)

67000J206 (Series A Preferred Stock)

67000J107 (Common Stock)

(CUSIP Number)

Jackson Payne, Chief Executive Officer

Novamex Energy Inc.

1610 Woodstead Court, Suite 330

The Woodlands, TX 77380

(844) 266-8263

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 20, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.

Jackson Payne
2. Check the Appropriate Box if a Member of a Group
(a) [X] (1)
(b) [ ]

3. SEC Use Only
4. Source of Funds
SC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
Common Stock – 0
Series A Preferred Stock – 0

8. Shared Voting Power
Common Stock – 15,000,000(2)
Series A Preferred Stock – 10,500,000(3)

9. Sole Dispositive Power
Common Stock – 0
Series A Preferred Stock – 3,499,983(4)

10. Shared Dispositive Power
Common Stock – 0
Series A Preferred Stock – 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
Common Stock – 15,000,000(2) Series A Preferred Stock – 10,500,000(3)(4)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]
13. Percent of Class Represented by Amount in Row (11)
Common Stock – 89.1% Series A Preferred Stock – 100%
14. Type of Reporting Person
IN

(1) Jackson Payne, Coleman Payne, and Gordon Payne are signatories of the Merger Agreement disclosed in Item 4 of this Schedule 13/A (“Merger Agreement”), and Excellere Capital Group LLC, Jackson Payne, Coleman Payne, and Gordon Payne are signatories of the Voting Agreement disclosed in Item 4 of this Schedule 13/A (“Voting Agreement”); Jackson Payne and Coleman Payne are officers of the Issuer.

(2) 15,000,000 shares of Common Stock of the Issuer are held by Excellere Capital Group LLC, which is a party to the Voting Agreement.

(3) Jackson Payne holds 3,499,983 shares of Series A Preferred Stock of the Issuer (“Preferred Stock”), and such shares are subject to the Voting Agreement. Jackson Payne also has shared voting power over 3,500,034 shares of Preferred Stock held by Gordon Payne and 3,499,983 shares of Preferred Stock held by Coleman Payne pursuant to the Voting Agreement.

(4) Includes 666,663 shares of Preferred Stock of the Issuer issued to Jackson Payne and held in escrow pursuant to the Merger Agreement.

1. Names of Reporting Persons.

Coleman Payne
2. Check the Appropriate Box if a Member of a Group
(a) [X] (5)
(b) [ ]

3. SEC Use Only
4. Source of Funds
SC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
Common Stock - 0 Series A Preferred Stock – 0

8. Shared Voting Power
Common Stock – 15,000,000(6) Series A Preferred Stock – 10,500,000(7)

9. Sole Dispositive Power
Common Stock – 0 Series A Preferred Stock - 3,499,983(8)

10. Shared Dispositive Power
Common Stock – 0 Series A Preferred Stock - 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
Common Stock – 15,000,000(6) Series A Preferred Stock – 10,500,000(7)(8)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]
13. Percent of Class Represented by Amount in Row (11)
Common Stock – 89.1% Series A Preferred Stock - 100%
14. Type of Reporting Person
IN

(5) Jackson Payne, Coleman Payne, and Gordon Payne are signatories of the Merger Agreement disclosed in Item 4 of this Schedule 13/A (“Merger Agreement”), and Excellere Capital Group LLC, Jackson Payne, Coleman Payne, and Gordon Payne are signatories of the Voting Agreement disclosed in Item 4 of this Schedule 13/A (“Voting Agreement”); Jackson Payne and Coleman Payne are officers of the Issuer.

(6) 15,000,000 shares of Common Stock of Issuer are held by Excellere Capital Group LLC, which is a party to the Voting Agreement.

(7) Coleman Payne holds 3,499,983 shares of Series A Preferred Stock of the Issuer (“Preferred Stock”), and such shares are subject to the Voting Agreement. Coleman Payne also has shared voting power over 3,500,034 shares of Preferred Stock held by Gordon Payne and 3,499,983 shares of Preferred Stock held by Jackson Payne pursuant to the Voting Agreement.

(8) Includes 666,663 shares of Preferred Stock of the Issuer issued to Coleman Payne and held in escrow pursuant to the Merger Agreement.

1. Names of Reporting Persons.

Gordon Payne
2. Check the Appropriate Box if a Member of a Group
(a) [X](9)
(b) [ ]

3. SEC Use Only
4. Source of Funds
SC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
Common Stock – 0 Series A Preferred Stock – 0

8. Shared Voting Power
Common Stock – 15,000,000(10) Series A Preferred Stock – 10,500,000(11)

9. Sole Dispositive Power
Common Stock – 0 Series A Preferred Stock - 3,500,034(12)

10. Shared Dispositive Power
Common Stock – 0 Series A Preferred Stock - 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
Common Stock – 15,000,000(10) Series A Preferred Stock – 10,500,000(11)(12)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]
13. Percent of Class Represented by Amount in Row (11)
Common Stock – 89.1% Series A Preferred Stock - 100%
14. Type of Reporting Person
IN

(9) Jackson Payne, Coleman Payne, and Gordon Payne are signatories of the Merger Agreement disclosed in Item 4 of this Schedule 13/A (“Merger Agreement”), and Excellere Capital Group LLC, Jackson Payne, Coleman Payne, and Gordon Payne are signatories of the Voting Agreement disclosed in Item 4 of this Schedule 13/A (“Voting Agreement”); Jackson Payne and Coleman Payne are officers of the Issuer.

(10) 15,000,000 shares of Common Stock of Issuer are held by Excellere Capital Group LLC, which is a party to the Voting Agreement.

(11) Gordon Payne holds 3,500,034 shares of Series A Preferred Stock of the Issuer (“Preferred Stock”), and such shares are subject to the Voting Agreement. Gordon Payne also has shared voting power over 3,499,983 shares of Preferred Stock held by Jackson Payne and 3,499,983 shares of Preferred Stock held by Coleman Payne pursuant to the Voting Agreement.

(12) Includes 666,674 shares of Preferred Stock of the Issuer issued to Gordon Payne and held in escrow pursuant to the Merger Agreement.

1. Names of Reporting Persons.

Excellere Capital Group LLC
2. Check the Appropriate Box if a Member of a Group
(a) [X] (13)
(b)[ ]

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
Common Stock – 0 Series A Preferred Stock - 0

8. Shared Voting Power
Common Stock – 15,000,000(14) Series A Preferred Stock – 10,500,000(15)

9. Sole Dispositive Power
Common Stock – 15,000,000 Series A Preferred Stock – 0

10. Shared Dispositive Power
Common Stock – 0
Series A Preferred Stock – 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
Common Stock – 15,000,000(14) Series A Preferred Stock – 10,500,000(15)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]
13. Percent of Class Represented by Amount in Row (11)
Common Stock - 89.1% Series A Preferred Stock – 100%
14. Type of Reporting Person
HC

(13) Excellere Capital Group LLC (“Excellere”), Jackson Payne, Coleman Payne, and Gordon Payne are signatories of the Voting Agreement disclosed in Item 4 of this Schedule 13D/A (“Voting Agreement”). Stephen Bargo, a Director of the Issuer, is the Sole Director and Executive Officer of Excellere.

(14) Excellere holds 15,000,000 shares of Common Stock of the Issuer, and such shares are subject to the Voting Agreement.

(15) Excellere Capital Group LLC has shared voting power over 10,500,000 shares of Series A Preferred Stock held by Jackson Payne, Gordon Payne, and Coleman Payne pursuant to the Voting Agreement.

ITEM 1. SECURITY AND ISSUER

This statement (the “Statement”) relates to shares of Series A Preferred Stock, $0.001 par value, and Common Stock, $0.001 par value (collectively the “Shares”), of NOVAMEX ENERGY INC., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is: 1610 Woodstead Court, Suite 330, The Woodlands, Texas 77380.

ITEM 2. IDENTITY AND BACKGROUND

Information with respect to Reporting Persons:

(a) Name	(c) Principal Occupation or Business

Jackson Payne	Director, President, Chief Executive Officer, Chief Financial Officer (interim), and Treasurer (interim) of the Issuer

Coleman Payne	Secretary of the Issuer

Gordon Payne	Chief Executive Officer of Rio Bravo Oilfield Services, Inc., a Texas corporation and wholly-owned subsidiary of the Issuer

Excellere Capital Group LLC, a Texas limited liability company (“Excellere”)(*)	Holding company

 (*) Stephen Bargo, Sole Director and Executive Officer of Excellere, and Chairman of the Board of Directors of the Issuer, has the sole voting and dispositive power over the securities held by Excellere.

(b)	The business address of the Reporting Persons is the address of the Issuer.

(d)	None of the Reporting Persons have, within the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, within the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Persons who are individuals are citizens of the United States of America, and Excellere is a Texas limited liability company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Jackson Payne, Coleman Payne, and Gordon Payne were the sole stockholders of Rio Bravo Oilfield Services, Inc. (“Rio Bravo”). By merger with Novamex Acquisition, Inc., a Nevada corporation, Rio Bravo became a wholly-owned subsidiary of the Issuer. Jackson Payne, Coleman Payne, and Gordon Payne exchanged their shares in Rio Bravo for the Series A Preferred Stock of the Issuer. Excellere is the majority stockholder of the Common Stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

Jackson Payne, Coleman Payne, and Gordon Payne were the sole stockholders of Rio Bravo (the “Rio Bravo Stockholders”) and received their shares of Series A Preferred Stock of the Issuer in connection with the May 20, 2015 merger of Rio Bravo with Novamex Acquisition, Inc., a wholly owned subsidiary of the Issuer (the “Merger Sub”), with Rio Bravo being the survivor of the merger and becoming a wholly-owned subsidiary of the Issuer (the “Merger”). Pursuant to the Merger Agreement, in exchange for the shares of Series A Preferred Stock of the Issuer, the Rio Bravo Stockholders transferred all of their shares in Rio Bravo to the Issuer. Jackson Payne was made a director of the Issuer, effective upon closing of the Merger. Jackson Payne and Coleman Payne were made officers of the Issuer, effective upon closing of the Merger.

Pursuant to the Instructions from Cover Page (2) to Schedule 13D, the following is a description of the relationship among the Issuer, the Rio Bravo Stockholders, and Excellere under the Voting Agreement, attached hereto as Exhibit 2. The filing of this Statement should not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13 of the Securities Exchange Act of 1934 (the “Act”), the beneficial owners of the Shares reported herein. Except as otherwise provided in this statement, the capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Voting Agreement.

Under the terms of the Merger Agreement, the Issuer, the Rio Bravo Stockholders, and Excellere entered into the Voting Agreement. Under the Voting Agreement, the Rio Bravo Stockholders and Excellere agree to vote all Shares of the Issuer owned by the Rio Bravo Stockholders and Excellere as necessary to ensure that at each annual or special meeting of stockholders the following persons be elected to the Issuer’s board of directors: (i) one person designated by the majority in interest of the Rio Bravo Stockholders; (ii) one person designated by Excellere; and (iii) one person mutually acceptable to the Rio Bravo Stockholders and Excellere. The Voting Agreement also provides that the Rio Bravo Stockholders and Excellere agree to vote all Shares of the Issuer as necessary to ensure that (a) no director may be removed for cause unless such removal is directed or approved by an affirmative vote of the Rio Bravo Stockholders and Excellere in accordance with the terms of the Voting Agreement; (b) any vacancies of the board of directors are filled pursuant to the provisions of the Voting Agreement; and (c) upon request by any party entitled to designate a director under the Voting Agreement to remove such director, such director shall be removed.

The above descriptions of the transactions contemplated by the Voting Agreement are qualified in their entirety by reference to the respective agreement, a copy of which is attached hereto as Exhibit 2. Exhibit 2 is specifically incorporated herein by reference in answer to Item 4.

Except as set forth in this Statement, the Merger Agreement, and the Voting Agreement, neither the Issuer nor, to the best of its knowledge, any of the Reporting Persons, has any plans or proposals that relate to or that would result in any of the actions specified in subparagraphs (a) through (j) of this Item 4 of Schedule 13D/A.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	The aggregate percentage of Common Stock shares reported as beneficially owned by each Reporting Person is based on 16,834,415 shares outstanding, as of May 18, 2015, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s From 10-Q, filed with the Securities and Exchange Commission on May 20, 2015. The aggregate percentage of Series A Preferred Stock shares reported as beneficially owned by each Reporting Person is based on 10,500,000 shares outstanding, as of May 20, 2015, which is the total number of shares of Series A Preferred Stock outstanding as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 28, 2015. The following tables set forth the aggregate number and percentage of the Issuer’s Shares beneficially owned by the Reporting Persons herein:

Class Title	Name	# of Shares Beneficially Owned	% of Outstanding Shares of Class Beneficially Owned	% of Outstanding Shares of All Voting Securities Beneficially Owned
Common Stock	Excellere Capital Group LLC(16) 3102 Maple Avenue, Ste. 450 Dallas, Texas 75201	15,000,000(18)	89.1%	93.3%(17)

Series A Preferred Stock	Excellere Capital Group LLC(16)	10,500,000(19)	100.0%	93.3%(17)

Common Stock	Jackson Payne	15,000,000(18)	89.1%	93.3%(17)

Series A Preferred Stock	Jackson Payne	10,500,000(19)	100.0%	93.3%(17)

Common Stock	Gordon Payne	15,000,000(18)	89.1%	93.3%(17)

Series A Preferred Stock	Gordon Payne	10,500,000(19)	100.0%	93.3%(17)

Common Stock	Coleman Payne	15,000,000(18)	89.1%	93.3%(17)

Series A Preferred Stock	Coleman Payne	10,500,000(19)	100.0%	93.3%(17)

(16) Stephen Bargo, Sole Director and Executive Officer of Excellere, and Chairman of the Board of Directors of the Issuer, has the sole voting and dispositive power over the securities held by Excellere.

(17) Includes 15,000,000 shares of Common Stock held by Excellere and 10,500,000 shares of Series A Preferred Stock held by Jackson Payne, Gordon Payne, and Coleman Payne, that Excellere, Jackson Payne, Gordon Payne, and Coleman Payne have shared voting power over pursuant to the Voting Agreement.

(18) Includes 15,000,000 shares of Common Stock held by Excellere. Jackson Payne, Gordon Payne, and Coleman Payne have shared voting power over these shares of Common Stock pursuant to the Voting Agreement.

(19) Includes 3,499,983 shares of Series A Preferred Stock held by each of Jackson Payne and Coleman Payne and 3,500,034 shares of Series A Preferred Stock held by Gordon Payne that Jackson Payne, Coleman Payne, and Gordon Payne have shared voting power over pursuant to the Voting Agreement. Excellere has shared voting power over these shares of Series A Preferred Stock pursuant to the Voting Agreement.

(b)	The following table sets forth the number of Shares as to which the Reporting Persons (i) have the sole power to vote or direct the voting of the Shares; (ii) have the sole power to dispose or to direct the disposition of the Shares; or (iii) share power to vote or direct the vote or dispose or direct disposition of the Shares:

Class Type	Reporting Person	Sole Voting Power	Shared Voting Power	Sole Power of Disposition	Shared Power of Disposition

Common Stock	Excellere Capital Group LLC(20)	0	15,000,000	15,000,000	0

Series A Preferred Stock	Excellere Capital Group LLC(20)	0	10,500,000(21)	0	0

Common Stock	Jackson Payne	0	15,000,000(22)	0	0

Series A Preferred Stock	Jackson Payne	0	10,500,000(23)	3,499,983	0

Common Stock	Coleman Payne	0	15,000,000(22)	0	0

Series A Preferred Stock	Coleman Payne	0	10,500,000 (23)	3,499,983	0

Common Stock	Gordon Payne	0	15,000,000(22)	0	0

Series A Preferred Stock	Gordon Payne	0	10,500,000(23)	3,500,034	0

(20) Stephen Bargo, Sole Director and Executive Officer of Excellere, and Chairman of the Board of Directors of the Issuer, has the sole voting and dispositive power over the securities held by Excellere.

(21) Pursuant to the Voting Agreement, Excellere has shared voting power over the Series A Preferred Stock owned by Jackson Payne, Coleman Payne, and Gordon Payne.

(22) Pursuant to the Voting Agreement, Jackson Payne, Coleman Payne, and Gordon Payne have shared voting power over the Common Stock owned by Excellere.

(23) Pursuant to the Voting Agreement, Jackson Payne, Coleman Payne, and Gordon Payne have shared voting power over the Series A Preferred Stock owned by Jackson Payne, Coleman Payne, and Gordon Payne.

(c)	Except with respect to the shares of Series A Preferred Stock issued in accordance with the Merger Agreement and Voting Agreement, none of the Reporting Persons have purchased or sold any Shares of the Issuer within the last sixty (60) days.

(d)	Except as set forth in Item 5 of this Schedule 13D/A, not applicable.

(e)	Not applicable.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to the terms of the Joint Filing Agreement attached hereto as Exhibit 1, the Reporting Persons have agreed to file this Schedule 13D/A jointly. As set forth in Item 4, the Reporting Persons have entered into a Voting Agreement.

Except as disclosed in Items 4 and 6, the Reporting Persons have no other contracts, arrangements, undertakings or relationship with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibits attached hereto:

Exhibit	Description

Exhibit 1	Joint Filing Agreement, dated May 28, 2015

Exhibit 2	Voting Agreement, dated May 20, 2015

The Powers of Attorney for each of the Reporting Persons are on file with the Commission.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 12, 2015

Date

/s/ Jackson Payne, by Jason Nelson, Attorney-in-Fact

Name: Jackson Payne

/s/ Coleman Payne, by Jason Nelson, Attorney-in-Fact

Name: Coleman Payne

/s/ Gordon Payne, by Jason Nelson, Attorney-in-Fact

Name: Gordon Payne

/s/ Stephen Bargo by Jason Nelson, Attorney-in-Fact

Name: Excellere Capital Group LLC

By: Stephen Bargo

Title: Sole Director and Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.